UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

*The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

RECENT DEVELOPMENTS

SIGNATURE

EXHIBIT INDEX

EXHIBIT 6	—	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2011

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2010 is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the annual report on Form 18-K, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

RECENT DEVELOPMENTS

On June 10, 2011, the Governing Board (the “GB”) of the Bank re-appointed Apolonio Ruiz Ligero to the post of Vice-Governor Social Development Strategy of the Bank, for a term of five years beginning on December 18, 2011.

On June 10, 2011, the GB elected Raphaël Alomar as Chairman of the GB of the Bank for a period of three years beginning on December 18, 2011.

On June 10, 2011, the GB elected Joseph Licari as Chairman of the Administrative Council of the Bank for a period of three years , as from June 28, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on 19 September, 2011.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Raphaël Alomar
	Name:	Raphaël Alomar
	Title:	Governor

EXHIBIT INDEX

Exhibit Number	Description
6.	HALF-YEAR REPORT: CONDENSED INTERIM FINANCIAL STATEMENTS AS AT 30 JUNE 2011